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                                                                    June 8, 2001

Dear Stockholder:

    I am very pleased to tell you that Houghton Mifflin's Board of Directors has unanimously approved a definitive agreement to combine our company with Vivendi Universal, a well-known and greatly respected global media and publishing company. Houghton Mifflin will become part of Vivendi Universal's worldwide operations and the spearhead of its U.S. publishing operations. Vivendi Universal plans to preserve the Houghton Mifflin name and leave the Company largely intact, so we can expect that almost all the people working at Houghton Mifflin now will be working for Houghton Mifflin in the future.

    On June 1, 2001, Houghton Mifflin entered into an Agreement and Plan of Merger with Vivendi Universal, a SOCIETE ANONYME organized under the laws of France, and Soraya Merger Inc., a Massachusetts corporation and a wholly owned subsidiary of Vivendi which was formed in connection with the merger agreement. Pursuant to the merger agreement, Soraya today commenced a tender offer to purchase all the outstanding shares of common stock of Houghton Mifflin at $60.00 per share in cash. Under the merger agreement, the tender offer will be followed by a merger of Soraya with and into Houghton Mifflin, and all shares of common stock not purchased in the tender offer will be acquired by Vivendi, through Soraya, at the same price.

    THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU TENDER YOUR SHARES IN THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of J.P. Morgan Securities Inc., Houghton Mifflin's financial advisor, that, as of the date of the opinion, the $60.00 per share is fair, from a financial point of view, to the stockholders. The full text of the opinion is attached as an exhibit to the Schedule 14D-9. We urge you to read the opinion carefully and in its entirety.

    The prospect of maintaining the working relationships that underlie our success and extending our publishing efforts into electronic distribution and other channels makes this an excellent transaction. I am confident that joining Vivendi Universal is an outstanding opportunity to preserve all that is best at Houghton Mifflin--the publications, the authors, the people, and our good name--and infuse them with the financial strength and business heft to become a global power in publishing.

    We have attached a copy of the Schedule 14D-9 filed by Houghton Mifflin with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for the Board of Directors' recommendation and contains other important information relating to the tender offer. We have also enclosed the Offer to Purchase, dated June 8, 2001, of Soraya, together with related materials, including Letters of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions on how to tender your shares. We urge you to read the
Schedule 14D-9 and the enclosed materials carefully.

                                          Sincerely,

                                          /s/ Nader F. Darehshori
                                          Nader F. Darehshori
                                          Chairman, President and
                                          Chief Executive Officer